EXHIBIT 12 (C)
SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
Amounts in 000’s	2006	2005	2004	2003	2002
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$57,709	$52,074	$18,577	$(23,275)	$(13,968)
Income Taxes	$27,829	28,379	325	(12,237)	(4,491)

Income (Loss) From Continuing Operations before Income Taxes	85,538	80,453	18,902	(35,512)	(18,459)

Fixed Charges	79,093	72,652	67,685	101,514	79,303
Capitalized Interest	$(5,505)	(1,504)	(2,849)	(3,276)	(1,858)

Total	$159,126	$151,601	$83,738	$62,726	$58,986

FIXED CHARGES AS DEFINED:	$79,093	$72,652	$67,685	$101,514	$79,303
Interest Expensed and Capitalized (1)	—	—	—	—	—

Total	79,093	72,652	$67,685	$101,514	$79,303

RATIO OF EARNINGS TO FIXED CHARGES	2.01	2.09	1.24

DEFICIENCY	$—	$—	$—	$38,788	$20,317
     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement, fixed charges and capitalized interest.